UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2025

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 9th floor
20231-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Petrobras announces Public Offering Registration Request for Debentures

—

Rio de Janeiro, May 30, 2025 – Petróleo Brasileiro S.A. – Petrobras, following up on the Material Facts disclosed on May 26, 2025, and May 28, 2025, announces that it has filed today with the Brazilian Securities and Exchange Commission (“CVM”) the registration request for the public offering of simple debentures, not convertible into shares, in up to three series, unsecured, of the company’s 8th (eighth) issuance (“Debentures”), in the total amount of R$ 3,000,000,000.00 (three billion reais) (“Issuance”), which will be subject to a public offering, under the automatic registration procedure, without prior analysis, pursuant to Article 26, item IV, subsection “b” of CVM Resolution No. 160, dated July 13, 2022 (“CVM Resolution 160”), Law No. 12,431, dated June 24, 2011 (“Law No. 12,431”), Decree No. 11,964, dated March 26, 2024 (“Decree No. 11,964”), Law No. 6,385, dated December 7, 1976, as amended, as well as other applicable legal and regulatory provisions (“Offering”), as approved by the company’s Executive Board in a meeting held on May 28, 2025.

The Debentures will have their respective unit nominal values monetarily adjusted by the accumulated variation of the Broad National Consumer Price Index (“IPCA”) and interest equivalent to a fixed rate to be defined through the bookbuilding process. The 1st series Debentures will mature on June 15, 2035 (“1st Series Debentures”); the 2nd series Debentures will mature on June 15, 2040 (“2nd Series Debentures”); and the 3rd series Debentures will mature on June 15, 2045 (“3rd Series Debentures”).

The funds raised through the Issuance will be exclusively applied to cover costs, expenses, or debts related to investments in the priority projects to be described in the Debenture Issuance Deed (“Projects”).

The Debentures will be distributed under a firm commitment underwriting arrangement, individually and not jointly, by financial institutions that are part of the securities distribution system, with the Offering coordinated by UBS BB Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Banco Bradesco BBI S.A., BTG Pactual Investment Banking Ltda., Itaú BBA Assessoria Financeira S.A., Banco Santander (Brasil) S.A., and XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A.

Pursuant to Articles 12 and 57 of CVM Resolution 160, Petrobras has also made available today the preliminary prospectus, the market announcement, and the Offering sheet, containing information about: (i) the characteristics of the issuance; (ii) the locations where the preliminary prospectus can be obtained; (iii) the estimated dates and locations for the disclosure of the Offering; and (iv) the conditions, procedure, and date for conducting the bookbuilding process.

Additionally, on this date, Petrobras has made available its updated Reference Form, in compliance with Article 25, Paragraph 2, item I of CVM Resolution No. 80, dated March 29, 2022.

This material fact is for informational purposes only, pursuant to applicable legislation, and should not be interpreted or considered, for all legal purposes, as sales and/or disclosure material for the Debentures and/or the Offering.

www.petrobras.com.br/ri

For more information:

PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations

Email: petroinvest@petrobras.com.br/acionistas@petrobras.com.br

Av. Henrique Valadares 28 – 9º andar – 20031-030 – Rio de Janeiro, RJ

Phone: 55 (21) 3224-1510/9947

This document may contain forecasts within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that reflect the expectations of the Company's officers. The terms “anticipates,” “believes,” “expects,” “predicts,” “intends,” “plans,” “projects,” “aims,” “should,” and similar terms, aim to identify such forecasts, which evidently involve risks or uncertainties, predicted or not by the Company. Therefore, future results of the Company's operations may differ from current expectations, and the reader should not rely solely on the information contained herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 30, 2025

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Fernando Sabbi Melgarejo

______________________________

Fernando Sabbi Melgarejo

Chief Financial Officer and Investor Relations Officer